EXHIBIT 99.8

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada
Tel 416-777-8500
Fax 416-777-8818

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Centerra Gold Inc.

KPMG LLP consents:

●

to the use of our report dated February 24, 2022 on the consolidated financial statements of Centerra Gold Inc. (the “Entity”) which comprise the consolidated statement of financial position as of December 31, 2021, the related consolidated statements of (loss) earnings  and comprehensive (loss) income, shareholders’ equity and cash flows for the year ended December 31, 2021, and the related notes, included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2021; and

●	to the incorporation by reference of our report above in the Registration Statement (No. 333-257489) on Form S-8 of the Entity.

KPMG LLP and Daniel Gordon Ricica consent:

●

to the use of our report dated February 24, 2022 on the comparative information in the consolidated financial statements of the Entity which comprise the consolidated statement of financial position as at December 31, 2020, the consolidated statements of (loss) earnings and comprehensive (loss) income, shareholders’ equity and cash flows for the year ended December 31, 2020, and notes to the consolidated comparative information, including a summary of significant accounting policies, included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2021; and

●	to the incorporation by reference of our report above in the Registration Statement (No. 333-257489) on Form S-8 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 21, 2022

Toronto, Canada

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